Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free
Trust of Oregon (the 'Trust') was held on April 18, 2013. The holders of shares r epresenting 98% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for are presented below).

1. To elect Trustees

Dollar Amount of Votes:

Trustee			For		Withheld

Gary C. Cornia		$535,081,882	$4,081,150
James A. Gardner	$535,485,696	$3,677,336
Diana P. Herrmann	$535,754,203	$3,408,829
Edmund P. Jensen	$535,037,053	$4,125,979
John W. Mitchell	$533,779,723	$5,383,309
Ralph R. Shaw		$533,463,449	$5,699,583
Nancy Wilgenbusch	$535,526,204	$3,636,828

2. To ratify the selection of Tait, Weller &
Baker LLP as the Trust's independent registered public accounting firm

Dollar Amount of Votes:


For			Against		Abstain


$515,044,701		$995,773	$23,122,558